SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Oscar Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

687793109

(CUSIP Number)

Jed Feldman

c/o Thrive Capital, 295 Lafayette Street, 7th Fl.

New York, NY 10012

646-680-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Thrive Capital Partners II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,103,319(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 6,103,319(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,103,319(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.8%(2)(*)
(14)	Type of Reporting Person (See Instructions): PN

(1)

Consists of Class B common stock, par value $0.00001 per share (“Class B Common Stock”), of the Issuer. The rights of the holders of Class A common stock, par value $0.00001 per share (“Class A Common Stock”), and Class B Common Stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock on the date that is seven years from the date of the prospectus used in connection with the Issuer’s initial public offering or upon the occurrence of certain events as set forth in the Issuer’s certificate of incorporation.

(2)

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 211,754,816 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 7, 2024, and (ii) the shares of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

(*)

This Schedule 13D reflects certain additional purchases made by the Thrive Capital Funds (as defined herein). Notwithstanding these purchases, note that in certain places our percentage of a given class decreased only because the number of shares of Oscar’s Class A Common Stock has increased since our last Schedule 13D filed on January 27, 2022.

(1)	Name of Reporting Persons: Thrive Partners II GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,103,319(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 6,103,319(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,103,319(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 2.8%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 22,391,068(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 22,391,068(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,391,068(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.6%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Claremount TW, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 757,239(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 757,239(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 757,239(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Thrive Partners III GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 23,148,307(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 23,148,307(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,148,307(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.9%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,040,704(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,040,704(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,040,704(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.5%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Claremount V Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,239(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 19,239(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,239(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Thrive Partners V GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,059,943(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 1,059,943(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,059,943(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.5%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners VI Growth, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,498,513(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,498,513(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,498,513(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Claremount VI Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 48,982(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 48,982(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,982(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): <0.1%(2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Name of Reporting Persons: Thrive Partners VI GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,547,495(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 2,547,495(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,547,495(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2%(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Thrive Capital Partners VII Growth, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,897,434(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 9,897,434(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,897,434(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.6%(4)
(14)	Type of Reporting Person (See Instructions): PN

(3)

Consists of shares of Class A Common Stock, including 4,155,911 shares of Class A Common Stock issuable upon conversion of the outstanding principal of Convertible Notes (the “Note Shares”) at the current Conversion Rate (as defined in the Indenture), to the extent that such Note Shares would be deemed to be beneficially owned by the reporting person for purposes of Rule 13d-3 of the Exchange Act.

(4)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 211,754,816 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 7, 2024, and (ii) the shares of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

(1)	Name of Reporting Persons: Thrive Partners VII Growth GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,897,434(3)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 9,897,434(3)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,897,434(3)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.6%(4)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Claremount VII Associates, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 119,288(5)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 119,288(5)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,288(5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1%(4)
(14)	Type of Reporting Person (See Instructions): PN

(5)

Consists of shares of Class A Common Stock, including 50,111 shares of Class A Common Stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture), to the extent that such Note Shares would be deemed to be beneficially owned by the reporting person for purposes of Rule 13d-3 of the Exchange Act.

(1)	Name of Reporting Persons: Thrive Partners VII GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 119,288(5)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 119,288(5)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 119,288(5)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1%(4)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Name of Reporting Persons: Joshua Kushner
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 42,875,786(6)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 42,875,786(6)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,875,786(6)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 17.2%(7)
(14)	Type of Reporting Person (See Instructions): IN

(6)

Consists of 5,810,700 shares of Class A Common Stock, 32,859,064 shares of Class B Common Stock, and 4,206,022 shares of Class A Common Stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture), to the extent that such Note Shares would be deemed to be beneficially owned by the reporting person for purposes of Rule 13d-3 of the Exchange Act. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible into one share of Class A Common Stock.

(7)

Pursuant to Rule 13d-3 of the Exchange Act, the percent of class was calculated based on (i) 211,754,816 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 7, 2024, (ii) the shares of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person and (iii) the shares of Class B Common Stock beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons on August 30, 2021, as amended, with respect to the Class A common stock, $0.00001 par value per share (the “Class A Common Stock”), of Oscar Health, Inc. (the “Company” or the “Issuer”). The Issuer also has Class B common stock, $0.00001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued and outstanding, which stock is convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and automatically upon the occurrence of certain events described in the Issuer’s certificate of incorporation. The address of the principal executive offices of the Issuer is 75 Varick Street, 5th Floor, New York, NY, 10013.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Thrive Capital Funds purchased the shares of Common Stock set forth in Item 5 for an aggregate of approximately $187,582,285, using funds from working capital. In addition, on January 27, 2022, pursuant to the Investment Agreement previously described in Item 6 of this statement, the Company agreed to issue and sell to Thrive Capital Partners VII Growth, L.P. (“Thrive VII Growth”) and Claremount VII Associates, L.P. (“Claremount VII”), and Thrive VII Growth and Claremount VII agreed to purchase, $35,000,000 in the aggregate principal amount of the Company’s 7.25% Convertible Senior Notes due 2031 (the “Convertible Notes” or “Notes”) using funds from working capital.

The information set forth in Item 4 and Item 5(c) below is incorporated by reference in its entirety into this Item 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the percent of class was calculated based on (i) 211,754,816 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on November 7, 2024, (ii) the shares, if any, of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person and (iii) the shares, if any, of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

Thrive Capital Partners II, L.P. (“Thrive II”) directly holds 6,103,319 shares of Class B common stock. Thrive Partners II GP, LLC (“Thrive Partners II”), as the general partner of Thrive II, may be deemed to beneficially own the shares directly held Thrive II.

Thrive Capital Partners III, L.P. (“Thrive III”) directly holds 22,391,068 shares of Class B common stock and Claremount TW, L.P. (“Claremount TW”) directly holds 757,239 shares of Class B common stock. Thrive Partners III GP, LLC (“Thrive Partners III”), as the general partner of Thrive III and Claremount TW, may be deemed to beneficially own the shares directly held Thrive III and Claremount TW.

Thrive Capital Partners V, L.P. (“Thrive V”) directly holds 1,040,704 shares of Class B common stock and Claremount V Associates, L.P. (“Claremount V”) directly holds 19,239 shares of Class B common stock. Thrive Partners V GP, LLC (“Thrive Partners V”), as the general partner of Thrive V and Claremount V, may be deemed to beneficially own the shares directly held Thrive V and Claremount V.

Thrive Capital Partners VI Growth, L.P. (“Thrive VI Growth”) directly holds 2,498,513 shares of Class B common stock and Claremount VI Associates, L.P. (“Claremount VI”) directly holds 48,982 shares of Class B common stock. Thrive Partners VI GP, LLC (“Thrive Partners VI”), as the general partner of Thrive VI Growth and Claremount VI, may be deemed to beneficially own the shares directly held Thrive VI Growth and Claremount VI.

Thrive VII Growth directly holds 5,741,523 shares of Class A common stock and, subject to the terms of conversion applicable to the Convertible Notes set forth in the Indenture, may be deemed to beneficially own 4,155,911 shares of Class A common stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture). Thrive Partners VII Growth GP, LLC (“Thrive Partners VII Growth”), as the general partner of Thrive VII Growth, may be deemed to beneficially own the shares directly held and/or beneficially owned by Thrive VII Growth.

Claremount VII (together with Thrive II, Thrive III, Thrive V, Thrive VI Growth, Claremount TW, Claremount V, Claremount VI and Thrive VII Growth, the “Thrive Capital Funds”) directly holds 69,177 shares of Class A common stock and, subject to the terms of conversion applicable to the Convertible Notes set forth in the Indenture, may be deemed to beneficially own 50,111 shares of Class A common stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture). Thrive Partners VII GP, LLC (“Thrive Partners VII” and together with Thrive Partners II, Thrive Partners III, Thrive Partners V, Thrive Partners VI and Thrive Partners VII Growth, the “Thrive General Partners”), as the general partner of Claremount VII, may be deemed to beneficially own the shares directly held and/or beneficially owned by Claremount VII.

As the sole managing member of each of the Thrive General Partners, Mr. Kushner may be deemed to beneficially own the Shares held and/or beneficially owned by the Thrive Capital Funds.

(c) Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth in Annex I of this Schedule 13D.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2024

Thrive Capital Partners II, L.P.

By: Thrive Partners II GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners III, L.P.

By: Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners V, L.P.

By: Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners VI Growth, L.P.

By: Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Capital Partners VII Growth, L.P.

By: Thrive Partners VII Growth GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount TW, L.P.

By: Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount V Associates, L.P.

By:	Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount VI Associates, L.P.

By:	Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Claremount VII Associates, L.P.

By:	Thrive Partners VII GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners II GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners III GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners V GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VI GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VII Growth GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

Thrive Partners VII GP, LLC

By:	/s/ Joshua Kushner
Name: Joshua Kushner
Title: Managing Member

/s/ Joshua Kushner
Joshua Kushner

Annex I

Information With Respect to Transactions of Class A Common Stock during the Past 60 Days

Name	Date of Purchase	Nature of Transaction	Amount of Securities Purchased	Average Price Per Share	Where and How the Transaction was Effected
Thrive VII Growth	11/11/2024	Purchase of Class A Common Stock	272,754	$13.5779	Effected on the open market in accordance with the daily volume and other limitations of Rule 10b-18.
Claremount VII	11/11/2024	Purchase of Class A Common Stock	3,286	$13.5779	Effected on the open market in accordance with the daily volume and other limitations of Rule 10b-18.
Thrive VII Growth	11/12/2024	Purchase of Class A Common Stock	415,808	$13.6772	Effected on the open market in accordance with the daily volume and other limitations of Rule 10b-18.
Claremount VII	11/12/2024	Purchase of Class A Common Stock	5,011	$13.6772	Effected on the open market in accordance with the daily volume and other limitations of Rule 10b-18.
Thrive VII Growth	11/13/2024	Purchase of Class A Common Stock	354,349	$13.7369	Effected on the open market in accordance with the daily volume and other limitations of Rule 10b-18.
Claremount VII	11/13/2024	Purchase of Class A Common Stock	4,270	$13.7369	Effected on the open market in accordance with the daily volume and other limitations of Rule 10b-18.